UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2021

Commission File Number: 001-36582

Auris Medical Holding Ltd.

(Exact name of registrant as specified in its charter)

Clarendon House, 2 Church Street

Hamilton HM 11, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐        No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐        No ☒

Notice of Warrant Exercise and Loan Conversion

Auris Medical Holding Ltd. (NASDAQ: EARS, the “Company”) today announced that on March 9, 2021 one investor in the May 2019 financing of common shares and warrants (the “May 2019 Offering”) exercised warrants for 897,435 common shares at the exercise price of CHF 4.34 per share, for net proceeds of approximately USD 4.2 million. Together with the previously announced exercises by other investors in the May 2019 Offering in December 2020 for 1,263,845 common shares, all warrants issued through the May 2019 Offering have been exercised by now.

In addition, the Company announced that FiveT Capital Holding Ltd. (“FiveT”) converted on March 4, 2021 the remaining principal amount and accrued interest of a convertible loan to its affiliate Altamira Medica Ltd. into common shares of Medical Holding Ltd. at the maximum conversion price of USD 1.35 per share. The loan of CHF 1.5 m had been disbursed on September 8, 2021 with a duration of 18 months and carried an interest rate of 8% p.a.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Auris Medical Holding Ltd.

By:	/s/ Thomas Meyer
	Name:	Thomas Meyer
	Title:	Chief Executive Officer

Date: March 12, 2021

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